UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Her Imports

(formerly known as EZJR, Inc.)

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

42703T 108

(CUSIP Number)

September 26, 2017

(Date of Event Which Requires Filing of this Statement)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42703T 108

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mark DeStefano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 743,625
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 743,625
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 743,625
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.98%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 42703T 108

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). MQ LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 250,000
	6	SHARED VOTING POWER 250,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 42703T 108

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). T. J. Jesky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 743,625
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 743,625
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 743,625
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.98%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 42703T 108

Preamble

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Her Imports (the “Issuer”), and amends the Schedule 13D originally filed by Mark DeStefano, MQ LLP and T. J. Jesky (collectively, the “Reporting Person(s)”) with the U. S. Securities and Exchange Commission (the “SEC”) on March 14, 2016.

This Schedule 13D is being amended for the following reasons: 1) to update the corporate name change from EZJR, Inc. to Her Imports that took place on or about January 10, 2017; 2) to reflect share ownership after a two-for-one reverse stock spilt that took place on January 31, 2017; and 3) to provide Notice of Dissolution of Group (see Exhibit 99.1).

Item 1.	(a)	Name of Issuer

Her Imports (formerly known as EZJR, Inc.)

	(b)	Address of Issuer’s Principal Executive Offices

8250 W. Charleston Blvd.
Suite 110
Las Vegas, NV 89117

Item 2.	(a)	Name of Person(s) Filing

Mark DeStefano
MQ LLP
T. J. Jesky

	(b)	Address of Principal Business Office, or if none, Residence:

The address of the principal business office of the reporting persons is:
8250 W. Charleston Blvd., Suite 120
Las Vegas, NV 89117

	(c)	Citizenship:

Mark DeStefano and T. J. Jesky are citizens of the U.S.A. The place of organization of MQ LLP is Nevada.

	(d)	Title of Class of Securities

Common stock, par value $0.001 per share

	(e)	CUSIP Number

42703T 108

CUSIP No. 42703T 108
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

Mark DeStefano, 743,625 shares
MQ LLP, 250,000 shares
T. J. Jesky, 743,625 shares

Each of the Reporting Persons, Messrs. DeStefano, Jesky and MQ LLP disclaims beneficial ownership of all shares of common stock of the Issuer included in this report, and the filing of this Schedule 13G shall not be construed as an admission that any of Messrs. DeStefano, Jesky and MQ LLP is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b) Percent of Class:

Mark DeStefano 2.98%
MQ LLP 1.00%
T. J. Jesky 2.98%

Percentages based on 24,899,788 outstanding shares of the Issuer’s common stock as of August 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2017.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0 for all Reporting Persons

(ii) Shared power to vote or to direct the vote:

Mark DeStefano, 743,625 shares
MQ LLP, 250,000 shares
T. J. Jesky, 743,625 shares

(iii) Sole power to dispose or to direct the disposition of: 0 for all Reporting Persons

(iv) Shared power to dispose or to direct the disposition of:

Mark DeStefano, 743,625 shares
MQ LLP, 250,000 shares
T. J. Jesky, 743,625 shares

CUSIP No. 42703T 108

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

See Exhibit 99.1 entitled, “Notice of Dissolution of Group.”

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2017

By:	/s/ Mark DeStefano
Mark DeStefano
Shareholder

MQ LLP

By:	/s/ Mark DeStefano
Mark DeStefano
Managing Member

By:	/s/ T. J. Jesky
T. J. Jesky
Shareholder

CUSIP No. 42703T 108

Exhibit Description

99.1	Notice of Dissolution of Group
99.2	Joint Filing Agreement